Exhibit 99.2

PROXY VOTE INSTRUCTION

Sono Group N.V. (Company)

Proxy for Annual General Meeting: 31 July 2024

The undersigned hereby authorises the chairperson of the annual general meeting of the Company (AGM), as his/her true and lawful agent and proxy, to represent the undersigned at the AGM to be held on 31 July 2024 at 14.00 (CET), for the purposes set forth below and in the notice of the Annual General Meeting as issued by the Company, in all matters coming before said meeting and to exercise the voting rights of the undersigned in accordance with the voting instructions below.

Please mark your votes in the below table. If no choice is specified in respect of the sole voting item on the agenda, the proxyholder shall vote "FOR" such agenda item.

The undersigned is holder of (insert number) _________________________________________ shares on the Record Date.

Agenda item		FOR	AGAINST	ABSTAIN
Item 2	CONFIRMATION APPOINTMENT AUDITOR (voting item)
Item 5	APPOINTMENT AUDITOR FOR THE FINANCIAL YEAR 2024 (voting item)
Item 6	REAPPOINTMENT OF MR GEORGE O’LEARY AS MEMBER OF THE MANAGEMENT BOARD (voting item)
Item 7	REAPPOINTMENT OF MR CHRISTOPHER SCHREIBER AS MEMBER OF THE SUPERVISORY BOARD (voting item)
Item 8	REAPPOINTMENT OF MR DAVID DODGE AS MEMBER OF THE SUPERVISORY BOARD (voting item)
Item 9	AUTHORISATION OF THE SUPERVISORY BOARD TO ISSUE SHARES AND/OR GRANT RIGHTS TO SUBSCRIBE FOR SHARES (voting item)
Item 10	AUTHORISATION OF THE SUPERVISORY BOARD TO EXCLUDE OR LIMITED PRE-EMPTION RIGHTS (voting item)
Item 11	AUTHORISATION OF THE MANAGEMENT BOARD TO ACQUIRE SHARES IN THE COMPANY (voting item)
Item 12	RECORD DATE (voting item)

Signature(s): ___________________________________________________

Date: ____________________

Note: Please provide proof of shareholding / meeting rights on the Record Date.

Note: Please sign as name appears below, joint owners should each sign. When signing as authorised representative of a shareholder, attorney, executor, administrator or guardian, please give full title as such and provide evidence of representation authority.

Note: This power of attorney is granted with the power of substitution.

Note: The relationship between the undersigned and the proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

Name of shareholder in block letters:__________________________________________________

Please mark if you would like to attend the AGM meeting:	Yes: O	No: O

Please return your duly completed and signed proxy to ir@sonomotors.com no later than 24 July 2024, 12.00 p.m. (CET).